Exhibit 99.1

Ambow Education Announces First Quarter 2020 Financial Results

BEIJING, July 9, 2020 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month period ended March 31, 2020.

“Against the backdrop of the unprecedented COVID-19 pandemic, our goal of empowering learning and teaching through technology has never been more relevant,” said Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “With our strategic efforts to invest in technological advancements and educational service innovation, we remain committed to providing our learners with high-quality educational resources, ensuring a superior online education experience across our platform. For instance, we launched live streaming classes that are embedded with various interactive tools that dramatically enhance the engagement between students and teachers on our learning platform. We also introduced online practice training and career planning programs to help undergraduates and employees better prepare themselves in an increasingly challenging job market. By leveraging our leading position and strong network in the career enhancement services market, in collaboration with 6,000 enterprises, we organized online job fairs that enabled remote interviews, extending extra exposure for undergraduates seeking jobs.”

Dr. Huang continued, “The outbreak of COVID-19 since the beginning of this year has adversely impacted the entire education industry. Our first quarter 2020 revenue performance was negatively impacted as a result of the suspension of our K-12 schools and offline tutoring services due to quarantine measures. With daily life in China gradually returning to normal since April, our schools reopened in April with the health and safety of our students and faculty a paramount priority. We are confident in our ability to navigate through the dynamic markets and capitalize on the elevated opportunities presented by the accelerated adoption of online education around the world.”

“I am also pleased that we made another significant addition to our portfolio of international assets in the first quarter as we completed the acquisition of NewSchool of Architecture and Design, LLC (“NewSchool”), a San Diego-based higher learning institution. This acquisition underlines Ambow’s vision to roll out a cross-border educational service platform, bringing unique learning and career advancement opportunities to students,” concluded Dr. Huang.

First Quarter 2020 Financial Highlights

•	Net revenues for the first quarter of 2020 decreased by 28.2% to US$12.7 million from US$17.7 million in the same period of 2019. The decrease was primarily due to fewer services provided at the Company’s K-12 schools and tutoring centers as operations during the quarter were temporarily suspended due to the outbreak of COVID-19, partially offset by revenue from NewSchool, acquired in the period.

•	Gross profit for the first quarter of 2020 decreased by 72.4% to US$1.6 million from US$5.8 million in the same period of 2019. Gross profit margin was 12.6%, compared with 32.8% for the first quarter of 2019. The decrease in gross profit and margin was mainly attributable to the decrease of net revenues.

•	Operating expenses for the first quarter of 2020 decreased by 19.1% to US$7.2 million from US$8.9 million for the same period of 2019. The decrease was primarily attributable to less expenditures due to the temporary suspension of operations at schools and tutoring centers in the period as part of the national pandemic containment effort, and stringent expense controls to improve operating efficiency.

•	Net income attributable to ordinary shareholders in the first quarter of 2020 was US$0.8 million, or US$0.02 per basic and diluted share, compared with a net loss of US$3.5 million, or US$0.08 per basic and diluted share, for the first quarter of 2019.

•	As of March 31, 2020, Ambow maintained strong cash resources of US$30.4 million, comprised of cash and cash equivalents of US$14.2 million and short-term investments of US$16.2 million.

•	As of March 31, 2020, the Company’s deferred revenue balance was US$23.9 million, representing a slight increase compared with US$23.7 million as of December 31, 2019. Due to the temporary suspension of school operations to contain COVID-19, the Company postponed tuition and fee collection in its K-12 schools during the first quarter which led to the lower-than-usual increase in deferred revenue.

The Company's first-quarter 2020 financial and operating results can also be found on its Form 6-K filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the first quarter of 2020 are based on the effective exchange rate of 7.0808 as of March 31, 2020; all amounts translated from RMB to U.S. dollars for the first quarter of 2019 are based on the effective exchange rate of 6.7112 as of March 29, 2019; all amounts translated from RMB to U.S. dollars as of December 31, 2019 are based on the effective exchange rate of 6.9618 as of December 31, 2019. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of March 31,		As of December 31,
	2020		2019
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	14,210	100,619	157,600
Restricted cash	2,001	14,170	-
Short term investments, available for sale	14,785	104,692	57,487
Short term investments, held to maturity	1,412	10,000	31,000
Accounts receivable, net	3,174	22,472	17,939
Amounts due from related parties	317	2,246	2,318
Prepaid and other current assets, net	22,542	159,618	133,296
Total current assets	58,441	413,817	399,640
Non-current assets:
Property and equipment, net	21,976	155,606	157,463
Land use rights, net	247	1,748	1,759
Intangible assets, net	8,695	61,567	56,607
Goodwill	8,659	61,313	60,353
Deferred tax assets, net	538	3,811	10,195
Operating lease right-of-use asset	42,809	303,120	257,361
Finance lease right-of-use asset	890	6,300	6,450
Other non-current assets, net	11,900	84,261	70,971
Total non-current assets	95,714	677,726	621,159

Total assets	154,155	1,091,543	1,020,799

LIABILITIES
Current liabilities:
Deferred revenue *	23,858	168,933	165,111
Accounts payable *	1,781	12,615	14,718
Accrued and other liabilities *	28,059	198,681	192,957
Income taxes payable, current *	26,507	187,691	180,715
Amounts due to related parties *	278	1,971	1,971
Operating lease liability, current *	8,018	56,774	53,512
Total current liabilities	88,501	626,665	608,984
Non-current liabilities:
Income taxes payable, non-current *	4,564	32,315	32,152
Operating lease liability, non-current *	37,158	263,109	216,067
Total non-current liabilities	41,722	295,424	248,219

Total liabilities	130,223	922,089	857,203

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2019 and March 31, 2020)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 38,858,199 and 38,870,699 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	103	730	730
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	13	90	90
Additional paid-in capital	495,563	3,508,983	3,508,745
Statutory reserve	2,851	20,185	20,185
Accumulated deficit	(475,422)	(3,366,370)	(3,371,815)
Accumulated other comprehensive income	978	6,928	6,341
Total Ambow Education Holding Ltd.’s equity	24,086	170,546	164,276
Non-controlling interests	(154)	(1,092)	(680)
Total equity	23,932	169,454	163,596
Total liabilities and equity	154,155	1,091,543	1,020,799

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2020	2020	2019
	US$	RMB	RMB

NET REVENUES
Educational program and services	12,748	90,267	118,185
Intelligent program and services	2	12	461
Total net revenues	12,750	90,279	118,646
COST OF REVENUES
Educational program and services	(10,936)	(77,433)	(78,197)
Intelligent program and services	(183)	(1,298)	(1,858)
Total cost of revenues	(11,119)	(78,731)	(80,055)

GROSS PROFIT	1,631	11,548	38,591
Operating expenses:
Selling and marketing	(1,490)	(10,549)	(14,088)
General and administrative	(5,536)	(39,201)	(45,618)
Research and development	(160)	(1,131)	(168)
Total operating expenses	(7,186)	(50,881)	(59,874)

OPERATING LOSS	(5,555)	(39,333)	(21,283)

OTHER INCOME (EXPENSES)
Interest income	281	1,990	388
Foreign exchange gain (loss), net	4	26	(31)
Other income, net	199	1,406	660
Gain from deregistration of subsidiaries	-	-	1,279
Gain on the bargain purchase	5,688	40,273	-
Gain on sale of investment available for sale	74	526	279
Total other income	6,246	44,221	2,575

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	691	4,888	(18,708)
Income tax benefit (expense)	104	739	(5,141)

NET INCOME (LOSS)	795	5,627	(23,849)
Less: Net loss attributable to non-controlling interest	(58)	(412)	(93)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	853	6,039	(23,756)

NET INCOME (LOSS)	795	5,627	(23,849)

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	61	433	(2,428)
Unrealized gains on short term investments
Unrealized holding gains arising during period	62	441	280
Less: reclassification adjustment for gains included in net income	41	287	205
Other comprehensive income/(loss)	83	587	(2,353)

TOTAL COMPREHENSIVE INCOME (LOSS)	878	6,214	(26,202)
Net income (loss) per share - basic and diluted	0.02	0.14	(0.55)

Weighted average shares used in calculating basic and diluted net income (loss) per share	43,570,918	43,570,918	43,474,571

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
							Retained	Accumulated
	Class A Ordinary		Class C Ordinary		Additional		Earnings	other	Non-
	shares		shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	38,858,199	730	4,708,415	90	3,508,745	20,185	(3,372,409)	6,341	(680)	163,002
Share-based compensation	-	-	-	-	238	-	-	-	-	238
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	433	-	433
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	154	-	154
Net income/(loss)	-	-	-	-	-	-	6,039	-	(412)	5,627
Balance as of March 31, 2020	38,870,699	730	4,708,415	90	3,508,983	20,185	(3,366,370)	6,928	(1,092)	169,454

Balance as of January 1, 2019	38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	-	-	-	-	872	-	-	-	-	872
Issuance of ordinary shares for restricted stock award	28,646	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	75	-	75
Net loss	-	-	-	-	-	-	(23,756)	-	(93)	(23,849)
Balance as of March 31, 2019	38,784,935	729	4,708,415	90	3,507,994	20,149	(3,295,594)	5,952	(1,879)	237,441

Discussion of Segment Operations

(All amounts in thousands)

	For the three months ended March 31,
	2020	2020	2019
	US$	RMB	RMB
	(All amounts in thousands)
NET REVENUES
K-12 Schools	5,849	41,411	63,793
CP&CE Programs	6,901	48,868	54,853
Total net revenues	12,750	90,279	118,646
COST OF REVENUES
K-12 Schools	(4,721)	(33,429)	(42,296)
CP&CE Programs	(6,398)	(45,302)	(37,759)
Total cost of revenues	(11,119)	(78,731)	(80,055)
GROSS PROFIT
K-12 Schools	1,128	7,982	21,497
CP&CE Programs	503	3,566	17,094
Total gross profit	1,631	11,548	38,591